

05040631

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 202 SECTION

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27971

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Joseph & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Louise Malanoski (212) 218-3748
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mary Lou Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph & Co. Inc. ,as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DENISE M. CONNORS
Notary Public, State of New York
No. 01CO5029331
Qualified in Kings County
Commission Expires June 20, ~~19~~2006

Notary Public

Signature

Managing Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Morgan Joseph & Co. Inc.
New York, New York

We have audited the accompanying statement of financial condition of Morgan Joseph & Co. Inc. (the "Company") (a wholly owned subsidiary of Morgan Joseph Holdings Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Joseph & Co. Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 11, 2005

With respect to Note F
February 24, 2005

MORGAN JOSEPH & CO. INC.

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 13,690,188
Due from broker	8,782,534
Investments at fair value	403,392
Accounts receivable, net	2,675,966
Deferred tax benefit	473,000
Other assets	555,791
	$ 26,580,871
LIABILITIES	
Payable to parent	$ 894,882
Compensation payable	9,805,662
Deferred rent	927,406
Accounts payable and other accrued expenses	3,922,640
	15,550,590
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	7,156,815
Retained earnings	3,873,366
Total stockholder's equity	11,030,281
	$ 26,580,871

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph & Co. Inc. (the "Company"), a wholly owned subsidiary of Morgan Joseph Holdings Inc., formerly MLGA Holdings Inc. ("Holdings" or the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides investment banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice and equity and debt private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii), from the SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker pursuant to a clearance agreement.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash and money market funds held at major financial institutions.

[2] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered if the retainer has been received. Commission income, purchases and sales of securities and related expenses are recorded on a trade-date basis.

[3] Financial instruments:

Securities owned are valued at quoted market price. Securities owned for which exchange quotations are not readily available are valued using estimated fair values as determined by management in good faith using consistently applied methods and procedures established by management.

[4] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Payable to the Parent includes $853,000, representing the Company's current tax provision for the year ended December 31, 2004.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - LEASE COMMITMENTS

The Company has a noncancelable lease for office space which expires in 2007. The annual minimum lease payment is $254,000 and in addition, the Company is also charged escalation costs. The Company has subleased this space to an affiliated entity under the same terms stated in the lease agreement.

NOTE D - INCOME TAXES

The significant components of the Company's deferred tax asset, as of December 31, 2004, are as follows:

Deferred tax asset:	
NOL carryforward	$ 50,000
Deferred rent payable	199,000
Compensation payable	383,000
	632,000
Deferred tax liability:	
Other	159,000
Net deferred tax asset	$ 473,000

During the year, the Company utilized approximately $7,000 of their operating loss carryforwards. As of December 31, 2004, the Company has net operating loss carryforwards of approximately $110,000 which expire in 2021 and are subject to an annual limitation in accordance with Section 382 of the Internal Revenue Code.

NOTE E - RELATED PARTY TRANSACTIONS

As of January 1, 2004, all employees of Holdings became employees of the Company and all compensation and benefits are paid directly by the Company. In addition, other than depreciation expense on fixed assets which is allocated from Holdings, all other costs are paid directly by the Company.

Holdings has entered into noncancelable leases for office space expiring on various dates through 2016. The Company occupies all of the leased space and pays all of the lease costs and expects to occupy this space for the full term of the leases. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the leases of the Parent are set forth below:

2005	$ 1,207,623
2006	1,299,200
2007	1,268,864
2008	1,308,364
2009	1,308,364
Thereafter	4,868,385
	$ 11,260,800

The lease provides for a four month free rent period and a one time rent increase over the lease term. Since the Company records rent expense on a straight-line basis, the difference between expense and actual payments is recorded as deferred rent.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined. During 2004, the Company elected to use the alternative method, which requires minimum net capital equal to the greater of $250,000 or 2% of Rule 15c3-3 reserve formula debits. At December 31, 2004, the Company had net capital of $6,948,772 or $6,698,772 in excess of its required net capital of $250,000.

The Company has a $5 million revolving line of credit facility with an entity affiliated with its clearing broker that expires on February 16, 2005. If any amounts are borrowed under such a facility, the amount borrowed will bear interest at a variable rate based on the federal funds rate.